August 26, 2011
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention:	Dominic Minore, Esq. Richard Pfordte, Esq.
Re:	Highland Credit Strategies Fund (the “Trust”) Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 File Nos. 333-173004 and 811-21869
Dear Mr. Minore:
On August 24, 2011, you provided to me, via telephone, comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Trust’s Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2011 (File Nos. 333-173004 and 811-21869) (the “Registration Statement”).
Please find below the Trust’s responses to the Staff’s comments. For reference purposes, the comments provided during the August 24, 2011 telephone conversation are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Trust are shown below such comments.
Prospectus
1.	Description of Capital Structure — The disclosure on page 82 of the Registration Statement describes that “pursuant to Section 3.8 of the Trust’s Agreement and Declaration of Trust, the Board of Trustees of the Trust has the power to cause each holder of common or preferred shares of the Trust to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, shareholder servicing or similar agent, a pro rata amount as determined from time to time by the Board of Trustees of the Trust, by setting off such charges due from such shareholder from declared but unpaid dividends or distributions owed such shareholder and/or by reducing the number of shares in the account of such shareholder by that number of full and/or fractional shares which represents the outstanding amount of such charges due from such shareholder.” Please supplementally confirm to the Staff that the Trust will include in any prospectus filed pursuant to Rule 497 a statement to the effect that the Trust will not invoke such a power without first informing the Staff and obtaining prior Staff approval.

RESPONSE TO COMMENT 1

The Trust supplementally confirms to the Staff that it will include in any prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (the “Securities Act”), a statement to the effect that the Trust will not invoke such a power without first informing the Staff and obtaining prior Staff approval.
Exhibits
2.	Please clarify that Exhibit (d)(2) (Form of Subscription Certificate), Exhibit (h)(1) (Form of Underwriting Agreement), Exhibit (h)(2) (Form of Dealer Manager Agreement) and Exhibit (k)(7) (Form of Subscription Agent Agreement) will be filed by means of an automatically effective post-effective amendment to the Registration Statement pursuant to Rule 462(d) under the Securities Act.

RESPONSE TO COMMENT 2

The Trust supplementally confirms to the Staff that it will file with the Commission the final forms of the applicable documents corresponding to these exhibits at the time of a takedown under the Registration Statement by means of an automatically effective post-effective amendment to the Registration Statement pursuant to Rule 462(d) under the Securities Act.

3.	Exhibit (l): Opinion and Consent of Special Delaware Counsel to the Trust —Please supplementally confirm that when the Trust files a firm opinion and consent of counsel with respect to an offering pursuant to the Registration Statement, it will do so by means of an automatically effective post-effective amendment to the Registration Statement pursuant to Rule 462(d) under the Securities Act, and that such opinion will not assume any facts that are known at that time, in addition to excluding all of the assumptions in the current opinion that will no longer be necessary. As an example, please see the opinion filed in connection with Fifth Street Finance Corp.’s registration statement filed on June 23, 2001 (File No. 333-166012) or the opinion filed in connection with Highland Funds I’s registration statement filed on March 4, 2011 (File No. 333-172618).

RESPONSE TO COMMENT 3

The Trust supplementally confirms that it will file an updated Opinion and Consent of Counsel prior to the closing of each offering pursuant to the Registration Statement by means of an automatically effective post-effective amendment to the Registration Statement pursuant to Rule 462(d) under the Securities Act. Such Opinion and Consent of Counsel will exclude all of the assumptions in the current opinion that will no longer be necessary and not assume any facts that are known at that time.
* * *

     The Trust has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it is the Staff’s view that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at 212-596-9883. Thank you for your assistance.

Very truly yours,
/s/ Lauren D. Macioce
Lauren D. Macioce

cc:	Gregory D. Sheehan
Michael G. Doherty
Brian Mitts